UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ASTA Funding Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46220109
(CUSIP Number)

Bruce Hayek, 3047 Fillmore Street, San Francisco, CA 94123 - 415-800-8212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RBF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
583,198 shares of common stock
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
583,198 shares of common stock
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
583,198 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer

Common Stock

ASTA Funding Inc.

210 Sylvan Ave., Englewood Cliffs, New Jersey 07632

Item 2.   Identity and Background

  RBF Capital LLC

  3047 Fillmore Street, San Francisco, CA 94123

  N/A

  N/A

  N/A

  N/A

Item 3. Source and Amount of Funds or Other Considerations

Ordinary course of business, investments and trading, $5,331,002 cost basis.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 22, 2020 the Reporting Person sent a letter to the Issuer's Board of Directors, proposing to acquire all of the outstanding shares of the Issuer not currently held by the Reporting Person for a price of $13.00 per share in cash (the "May 20 Letter"; and such proposal, the "Proposal"), representing a 13% premium to the Stern Group's proposed purchase price.  The Reporting Person is a family office managed by Richard Fullerton and intends to finance the proposed acquisition with internal cash.  The Reporting Person is prepared to immediately negotiate a confidentiality agreement, commence due diligence and begin negotiation of definitive documentation for a transaction.  The foregoing description of the May 20 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the May 20 Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person reserves the right to modify the Proposal in any way, to extend or discontinue discussions regarding the same, or to withdraw the Proposal at any time. The Reporting Person may, directly or indirectly, take such additional steps from time to time as it may deem appropriate to further the Proposal as may be modified from time to time, including, without limitation, (a) engaging in discussions regarding the same with the Issuer, other shareholders advisors, and other relevant parties, and (b) entering into other agreements, arrangements and understanding as may be appropriate in connection with its Proposal, as may be modified from time to time.

Item 5. Interest in Securities of the Issuer

(a)  583,198 shares of common stock, 8.8%

(b)  583,198 shares of voting power

(c)

(d)  N/A

(e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

See Exhibit 99.1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2020
Dated
/s/ Richard Fullerton
Signature
Richard Fullerton, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 99.1

RBF Capital LLC

3047 Fillmore Street, San Francisco, CA 94123

May 22, 2020

The Board of Directors

c/o Gary Stern, Chairman and CEO Asta Funding, Inc.

210 Sylvan Ave.

Englewood Cliffs, New Jersey 07632

Dear Asta Funding, Inc. Board of Directors,

RBF Capital, LLC ("RBF" or "we") sent you a letter on April 20th, objecting to the Stern Group buyout purchase price of $11.47/share for ASTA Funding, Inc. ("ASTA", or the "Company"). We attached that letter to our April 21st 13D filing, which disclosed an increase in our ownership stake to 8.8%. As you know, we have been a significant investor in ASTA since 2011.

Since our 13D filing, we have not heard from the Board of Directors, nor from anyone in the Stern Group. Our last communication with the CEO, Gary Stern, was via teleconference on April 17th, prior to our filing.

We have, however, examined ASTA's proxy statement related to the Stern Group's offer, which was filed on May 7th. Several disclosures stood out, including the forward-looking financial projections compiled by Lincoln International, based on management guidance, which plan for a wind down of ASTA's core Consumer Receivables business. Management’s plan to shrink ASTA's core business would have been surprising prior to the global pandemic, but is even more surprising now, given the increasingly favorable outlook for this counter-cyclical business over the coming years.

Winding this business down would be unfortunate, and further, RBF sees the opportunity to leverage ASTA's platform in several new ways. After weighing this opportunity, RBF has decided to pursue an active role.

Towards that end, RBF is submitting a competing proposal to acquire ASTA. The summary terms of our proposal include:

We are prepared to acquire all of the outstanding shares of common stock of ASTA we do not presently own for $13.00/share in cash;

We intend to fund the acquisition internally, with no external financing;

We intend to conduct swift due diligence, with a timely close thereafter, subject to the other terms of our proposal;

If members of the Stern family wish to retain their equity in ASTA, we are open to considering their co- investment as part of our buyout proposal.

1

RBF Capital LLC

3047 Fillmore Street, San Francisco, CA 94123

Any transaction will be subject to satisfactory completion of: 1) our due diligence, 2) definitive transaction documents containing provisions customary for transactions of this type and size, and 3) receipt of regulatory approvals as required.

This letter is not intended to create a legally binding obligation, and no such obligation will exist unless and until execution of definitive transaction documents. In connection with this letter, we are amending our 13D filing, and attaching this letter to that filing.

We are pleased to submit this proposal, as $13.00/share represents a 13% premium to the Stern Group's purchase price, and provides the opportunity to take ASTA in a growth direction.

We are available immediately to discuss our proposal and next steps with the Board, with management, and potentially with members of the Stern Group, and to negotiate and sign an appropriate Confidentiality Agreement in order to proceed with due diligence.

On behalf of RBF, we look forward to the prospect of working closely with the talented employees of ASTA to advance the Company into the future.

Sincerely,

Richard Fullerton

2